                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                          ABC RAIL PRODUCTS CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    000752105
                                 (CUSIP Number)

                               Michael J. Halpern
                      1999 Avenue of the Stars, Suite 1950
                          Los Angeles, California 90067
                                 (310) 201-7795
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 23, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].























                                Page 1 of 7 Pages

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 000752105                                    Page 2 of 7 Pages
-------------------                                    ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Dorchester Partners, L.P.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                            (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     WC
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     360,000
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     360,000
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     360,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                               [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
     PN
==============================================================================

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 000752105                                    Page 3 of 7 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Dorchester Advisors, Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     AF
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     California
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     360,000
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     360,000
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     360,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                               [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
     CO
==============================================================================

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 000752105                                    Page 4 of 7 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Michael J. Halpern
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     AF
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
      16,800
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     360,000
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
      16,800
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     360,000
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     376,800
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.2%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
     IN
==============================================================================

                                                       Page 5 of 7 Pages

                                 SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D is filed by (i) Dorchester Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Dorchester Advisors, Inc., a California corporation ("Advisors"), and (iii) Michael J. Halpern, an individual ("Halpern"), (collectively, the "Reporting Persons") and amends the Schedule 13D filed on October 3, 1997.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on February 23, 1998, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10-Q as of January 31, 1998).

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
Partners                      360,000                           4.0%
-----------------------------------------------------------------------------
Advisors(1)                   360,000                           4.0%
-----------------------------------------------------------------------------
Halpern(2)                    376,800                           4.2%
-----------------------------------------------------------------------------

------------

(1) By virtue of its position as the general partner of Partners, Advisors may be deemed to beneficially own the shares of Common Stock held by Partners.

(2) The Managed Account is the direct, beneficial owner of 16,800 Shares of Common Stock, which constitutes .2% of the outstanding Shares of Common Stock. Halpern does not directly own any Common Stock, but, by virtue of his control over the investment and voting decisions of Advisors (and therefore, Partners) and the Managed Account, Halpern may be deemed to own beneficially the Shares held by Partners and the Managed Account.

       (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Unless otherwise noted, each of the transactions set forth below reflects a purchase effected by means of over-the-counter trading.

                                                  Page 6 of 7 Pages

==============================================================================
Trade Date         Price Per Share         Partners          Managed Account
-----------------------------------------------------------------------------
12/19/97                 21.0000                  0              4,000
-----------------------------------------------------------------------------
12/19/97                 21.4000                  0              2,500
-----------------------------------------------------------------------------
01/12/98                 18.2500                  0              2,500
-----------------------------------------------------------------------------
01/12/98                 18.6667                  0              3,000
-----------------------------------------------------------------------------
01/21/98                 18.0000                1,000(1)           0
-----------------------------------------------------------------------------
02/02/98                 18.7500                  0              3,000
-----------------------------------------------------------------------------
02/05/98                 17.7500                1,000(1)           0
-----------------------------------------------------------------------------
02/06/98                 18.2500                  0              1,000
-----------------------------------------------------------------------------
02/09/98                 18.3750                  0              1,000
-----------------------------------------------------------------------------
02/10/98                 19.0000                  0              1,100
-----------------------------------------------------------------------------
02/11/98                 19.4375               10,000(1)           0
-----------------------------------------------------------------------------
02/12/98                 19.7500                1,200(1)           0
-----------------------------------------------------------------------------
02/12/98                 19.4375               10,000(1)           0
-----------------------------------------------------------------------------
02/12/98                 19.7500                  0              1,000
-----------------------------------------------------------------------------
02/17/98                 19.7500               10,000(1)           0
-----------------------------------------------------------------------------
02/18/98                 19.1250                  800              700
-----------------------------------------------------------------------------
02/18/98                 18.8750               22,000(1)           0
-----------------------------------------------------------------------------
02/23/98                 19.0000               66,900(1)         3,100(1)
-----------------------------------------------------------------------------
02/24/98                 19.5000               19,100(1)           900(1)
-----------------------------------------------------------------------------

----------

(1)   Reflects a sale.

(e) On February 23, 1998, the Reporting Person, in the aggregate, ceased to be the beneficial owners of five percent or more of the Issuer's Common Stock. This Amendment No. 1 is therefore, a final filing.

                                                         Page 7 of 7 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1998

DORCHESTER ADVISORS, INC.

  By:
       ----------------------------------
       Michael J. Halpern
       President

DORCHESTER PARTNERS, L.P.

  By:  DORCHESTER ADVISORS, INC.
       as General Partner
  By:
       -----------------------------------
       Michael J. Halpern
       President



-------------------------------
Michael J. Halpern

114149

                                                         Page 7 of 7 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1998

DORCHESTER ADVISORS, INC.

  By:  /s/ Michael J. Halpern
       ----------------------------------
       Michael J. Halpern
       President

DORCHESTER PARTNERS, L.P.

  By:  DORCHESTER ADVISORS, INC.
       as General Partner

  By:  /s/ Michael J. Halpern
       -----------------------------------
       Michael J. Halpern
       President


/s/ Michael J. Halpern
-------------------------------
Michael J. Halpern


114149